UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
[ ] Check box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instruction 1(b).
1. Name and Address of Reporting Person
   Horizontal Ventures, Inc.
   630 Fifth Avenue, Suite 1501
   New York, NY U.S.A. 10111
2. Issuer Name and Ticker or Trading Symbol
   Saba Petroleum Company SAB
3. IRS Identification Number of Reporting Person, if an entity (voluntary)

4. Statement for Month/Year
   11/30/98
5. If Amendment, Date of Original (Month/Day/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director  (x) 10% Owner ( ) Officer (give title below)
   ( ) Other (specify below)

7. Individual or Joint/Group Filing (Check applicable line)
   (x) Form Filed by One Reporting Person
   ( ) Form Filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
___________________________________________________________________________________________________________________________________|
1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Year      |ect(I)|                           |
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
Common Stock, $.001 par    |11/6/9|P [1| |333333            |A  |$3.00      |413333             |D     |                           |
value                      |8     |]   | |                  |   |           |                   |      |                           |
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
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Year        |(I)|            |
___________________________________________________________________________________________________________________________________|
Series A Convertible  |$2.50   |     |    | |           |   |10/6/|12/31|Common      |299657 |       |691         |D  |            |
Preferred Stock       |        |     |    | |           |   |98   |/00  |Stock, $.001|       |       |            |   |            |
                      |        |     |    | |           |   |     |     |par value   |       |       |            |   |            |
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Right to Acquire      |$2.50   |     |    | |           |   |10/6/|12/6/|Common      |2740343|       |6309        |D  |            |
Series A Convertible  |        |     |    | |           |   |98   |98   |Stock, $.001|       |       |            |   |            |
Preferred [2]         |        |     |    | |           |   |     |     |par value   |       |       |            |   |            |
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Option to Acquire     |$2.04   |11/30|P   | |68200      |   |     |6/3/9|Common      |68200  |       |568200      |D  |            |
Common Stock [3]      |        |/98  |    | |           |   |     |9    |Stock, $.001|       |       |            |   |            |
                      |        |     |    | |           |   |     |     |par value   |       |       |            |   |            |
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Contract to Acquire   |$3.00   |11/6/|O [4| |           |333|     |12/31|Common      |333333 |       |2166667     |D  |            |
Common Stock from Saba|        |98   |]   | |           |333|     |/98  |Stock, $.001|       |       |            |   |            |
Petroleum Company     |        |     |    | |           |   |     |     |par value   |       |       |            |   |            |
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Contract to Acquire   |        |11/23|P   | |2971766    |   |12/18|12/31|Common      |2971766|       |2971766     |D  |            |
Common Stock [5]      |        |/98  |    | |           |   |/98  |/98  |Stock, $.001|       |       |            |   |            |
                      |        |     |    | |           |   |     |     |par value   |       |       |            |   |            |
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
Explanation of Responses:
1. On November 6, 1998, 333,333 shares of Saba Common Stock were acquired pursuant to the previously reported Contract to Acquire Common Stock from Saba Petroleum Company entered into on October 8, 1998.
2. Right to Buy 6,309 shares of Saba Series A Convertible Preferred Stock held by RGC International Investors LDC. This right expired on December 6, 1998.
3. Right to Buy Saba Common Stock held by International Publishing s.a. ("IPH"). During November 1998 IPH acquired 68,000 additional shares of Saba Common Stock which became subject to this Option.
4. On November 6, 1998, 333,333 shares of Saba Common Stock were acquired pursuant to the previously reported Contract to Acquire Common Stock from Saba Petroleum Company entered into on October 8, 1998.
5. Right to Buy Saba Common Stock held by Saba Acquisub, Inc. in exchange for the issuance to the shareholders of Saba Acquisub, Inc. of 1,340,000 shares of Horizontal Ventures, Inc. common stock. Saba Acquisub, Inc. is controlled by Ilyas Chaudhary, a former officer and director of Saba.

/s/ Randeep S. Grewal, HORIZONTAL VENTURES, INC.
SIGNATURE OF REPORTING PERSON
/Signature/
Randeep S. Grewal, Chairman and Chief Executive Officer
DATE
1/20/99